Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TransEnterix, Inc. for the registration of debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our report dated May 30, 2012, with respect to the financial statements of TransEnterix, Inc. as of and for the year ended December 31, 2011 included in the Current Report on Form 8-K of SafeStitch Medical, Inc. filed with the Securities and Exchange Commission on September 6, 2013.

/s/ Ernst & Young LLP
Raleigh, North Carolina
January 8, 2014